Exhibit 99.1


                                   Rediff.Com

        Reports Results For The Second Quarter Ended September 30, 2005


Mumbai, India, October 24, 2005

Rediff.com India Limited (NASDAQ: REDF), one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians, today announced its financial results for the second fiscal quarter ended September 30, 2005.

Highlights

o Revenues for the quarter ended September 30, 2005 were US$4.35 million; an increase of 44% over the same quarter last year. Revenue growth was driven by an 89% growth in India Online revenues to US$2.80 million, compared to US$1.5 million during the same quarter last fiscal year.

o Gross Margins increased to 70% for the quarter ended September 30, 2005, up from 60% for the corresponding quarter ended September 30, 2004.

o Net profit for the quarter was US$307,000, or 1.19 cents per ADS, compared to a net loss of US$381,000, or 1.50 cents per ADS, for the corresponding quarter ended September 30, 2004.

o Registered users grew to 39.4 million as of September 30, 2005, an 18% increase over the number of registered users as of September 30, 2004.

o Rediff.com has launched a range of new products and services built for its users in India and overseas. These include:

             o Fare Search - a search and comparison tool that allows users to search and compare domestic airfares across Indian carriers. The international version on our US website offers travelers from the US to India a comparison of round trip deals and sends their booking requests directly to travel agents.

             o An upgraded Pay4Clicks performance based advertising platform that allows resellers to upload multiple ads in a single session

             o An enhanced email service with features that offer users an experience akin to desktop email software and allows users to search within emails and attachments. This search feature is being rolled out to our users in a phased manner.

             o The India Abroad brand has been extended online with the launch of the Rediff India Abroad site, that will cater to users worldwide who want information about India.

o The Company's VOIP Instant Messenger, which is geared to work even on low bandwidth connections, continues to gain users. Users can make PC-to-PC voice calls, send an SMS to any mobile phone in India and create personalized "avatars" while chatting. Avatars are a first step towards introducing a gaming platform within the messenger.

o Rediff's recently launched auction service has made considerable progress during the quarter ended September 30, 2005 and currently has over 20,000 product listings across 150 categories.

o Rediff.com continues to invest in its existing products, such as its VOIP Instant Messenger, "Rediff Bol" , and its social networking platform, "Connexions".

"We will continue focusing on product innovation based on local user insights, using world class technology, to drive community building, as part of our core strategy," says Ajit Balakrishnan, Chairman and CEO, Rediff.com India Limited. "We believe that our current range of products, such as our VOIP Instant Messenger service, social networking service, advanced blogging tool, email alerts over SMS, Pay4Clicks Classifieds and localized search services, will allow us to attract consumers from both India and abroad. We are happy to have achieved a net income of US$307,000 for the current quarter," concluded Mr. Balakrishnan.


                                    99.1-1

Financial Results

Revenues
Revenues for the quarter ended September 30, 2005 increased by 44% to US$4.35 million, as compared to US$3.00 million in the same quarter last fiscal year.

Revenues from India Online, which comprised online advertising and fee-based services, increased by 89% to US$2.8 million during the quarter ended September 30, 2005 compared to US$1.5 million during the same quarter last fiscal year, primarily due to growth in online advertising services and subscription services.

Revenues from US Publishing for the quarter ended September 30, 2005 increased by 2% to US$1.59 million compared to US$1.56 million achieved during the quarter ended September 30, 2004. US Publishing is comprised of India Abroad, a weekly news publication, and Rediff USA online.

Gross Margin
Gross Margin for the quarter ended September 30, 2005 expanded to US$3.1 million, or 70%, compared to US$1.8 million, or 60%, during the same quarter last fiscal year.

Operating Expenses
Operating expenses increased by 21% to US$2.6 million for the quarter ended September 30, 2005, compared to US$2.1 million for the same quarter last fiscal year, primarily due to higher compensation expenses and product development costs.

Net Income
Net Income from existing operations for the quarter ended September 30, 2005 was US$307,000 or 1.19 cents per ADS, compared to a net loss of US$381,000, or
1.5 cents per ADS, for the same quarter last fiscal year. Total cash and cash equivalents and short term deposits with banks was approximately US$8.8 million as of September 30, 2005.

About Rediff.com

Rediff.com India Limited (NASDAQ: REDF) is one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians.

Known for being among the first with news and for providing accurate and trustworthy information, Rediff.com provides an ideal platform for Indians worldwide to connect with one another online fast. Rediff.com is committed to offering a personalized and a secure surfing and shopping environment.

Rediff.com additionally offers the Indian American community in the United States and Canada, one of the oldest and largest Indian weekly newspaper, India Abroad.

Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York, USA.




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



Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the internet and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward -looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.


                                    99.1-3

                            STATEMENT OF OPERATIONS
                        Quarter Ended September 30, 2005

                                            All figures are in US$ million
 ------------------------------------------------------------------------------
                                            Quarter ended September 30
                                              2005               2004
                                           (Unaudited)       (Unaudited)
 ------------------------------------------------------------------------------

 Revenues

 India Online                                 2.76               1.46

 US Publishing                                1.59               1.56

 Total Revenues                               4.35               3.02


 Cost Of Revenues                            (1.29)             (1.22)


 Gross Margin                                 3.06               1.80
 Gross Margin %                                70%                60%


 Operating Expenses                          (2.56)             (2.12)


 Operating EBITDA                             0.50              (0.33)


 Depreciation / Amortization                 (0.31)             (0.14)

 Interest Income                              0.11               0.14

 Foreign Exchange                            (0.00)             (0.01)

 Profit/ (Loss) from continuing
 operations before income taxes               0.31              (0.33)


 Tax                                         (0.00)             (0.00)

 Profit/(Loss) from continuing operations     0.31              (0.34)


 Loss from discontinued operations               -              (0.05)


  Net Income/ (Loss)                          0.31              (0.38)

 Net Income/ ( Loss) per ADS (in cents)       1.19              (1.48)

 Net Income/ (Loss) per ADS (in cents)
 diluted                                      1.16                  -

 Weighted average ADS Outstanding (in
 millions)                                   25.76              25.66

 ------------------------------------------------------------------------------

Notes
o The above numbers are subject to an audit and while no significant changes are anticipated, the audited numbers could vary from the above.

o Discontinued Operations: Loss from discontinued operations is on account of the sale of the ValuCom Phone Card business.


                                    99.1-4

o In our India Online business segment, we report revenues from certain fee-based services on a gross basis. In our earnings release dated October 21, 2004 including the results for the quarter ended September 30, 2004 such revenues were presented net of certain costs incurred by us. We had reported India Online revenues of US$1.34 million, total revenues of US$2.90 million, cost of revenues of US$1.10 million and a gross margin of US$1.80 million, or 62%

Non-GAAP Measures Note

Operating EBITDA, Operating EBITDA per ADS and the non-GAAP Operating Expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles ("GAAP").

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company's performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:


           RECONCILIATION FROM OPERATING EBITDA TO NET PROFIT/ (LOSS)

                                               (All figures are in US$ million)
-------------------------------------------------------------------------------
                                                   Quarter ended September 30
-------------------------------------------------------------------------------
                                                     2005             2004
-------------------------------------------------------------------------------
                                                  (Unaudited)     (Unaudited)
-------------------------------------------------------------------------------
Operating EBITDA (Non GAAP)                          0.50            (0.33)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Depreciation / Amortization                         (0.31)           (0.14)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Interest Income                                      0.11             0.14
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Foreign Exchange Gain/ (Loss)                       (0.00)           (0.01)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Profit / (Loss) from continuing operations           0.31            (0.33)
before income taxes
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Tax                                                 (0.00)           (0.00)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Profit/ (Loss) from continuing operations            0.31            (0.34)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Loss from discontinued operations                      -             (0.05)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Income/ (Loss) (US GAAP)                         0.31            (0.38)
-------------------------------------------------------------------------------



                                    99.1-5

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:


            RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
                       (QUARTER ENDED September 30, 2005)

                                                                    (All figures are in US$ million)
------------------------------------------------- ---------------------------------------------------------------
                                                                          Quarter Ended
                                                          September 2005                  September 2004
                                                           (Unaudited)                     (Unaudited)
Operating Expenses (GAAP)                                      2.87                            2.26

Depreciation/Amortization                                     (0.31)                          (0.14)

Operating Expenses (Non-GAAP)                                  2.56                            2.12

------------------------------------------------- ------------------------------- -------------------------------



For further details contact:
Ajay Menon
Investor Relations and Public Affairs contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 362.






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